UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

12 April 2005

Commission file number: 1-14824

TPG N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F           FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains
TNT launches new corporate website after name change from TPG N.V. to TNT N.V.,

11 April 2005

11 April 2005

TNT launches new corporate website
after name change from TPG N.V. to TNT N.V.

Today TNT launched its new corporate website at www.tnt.com/group. The site reflects the uniting of the group's Mail, Express and Logistics divisions under one strong, international brand - TNT - and follows shareholder approval of the statutory name change from TPG N.V. to TNT N.V.

The site has been rebuilt totally to the exacting requirements of the World Wide Web Consortium, the organisation that defines world-class standards in web technology. The TNT website is a European leader in the achievement on these standards, and builds on past successes, including a top three position in the Financial Times European web ranking and first place in the Financieele Dagblad Dutch corporate ranking.

The website is now accesible from any navigation device (text-only browsers, screen reading programs, PDAs, mobiles, etc.), as well as through access tools for the disabled.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TPG N.V.

By: /s/ Tanno Massar

Name: Tanno Massar
Title: Director TPG Media Relations

Date: 12 April 2005